UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 2, 2025 titled “Arcos Dorados and McDonald’s Renew Master Franchise Agreement for 20 Years”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: January 3, 2025

Item 1

ARCOS DORADOS AND MCDONALD’S RENEW MASTER FRANCHISE AGREEMENT FOR 20 YEARS

Montevideo, Uruguay, January 2, 2025 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee announced that, on December 30, 2024, it renewed its Master Franchise Agreement (“MFA”) with McDonald’s (NYSE: MCD).

The parties have finalized a new, 20-year MFA, that became effective on January 1, 2025, and replaced the previous MFA. The new MFA also includes a renewal option, at McDonald’s discretion, for a new, 20-year MFA, beginning January 1, 2045.

As previously announced, the new MFA includes a royalty fee of gross sales of 6.0% for the first ten years, 6.25% for the subsequent five years and 6.5% for the final five years.

“I am very pleased to have reached an agreement to renew our long-standing and successful relationship with McDonald’s. Arcos Dorados is, by far, the best restaurant operator in Latin America and the Caribbean. We are proud McDonald’s franchisees and, guided by a clear purpose, we have generated strong, long-term shareholder value and made a meaningful, positive impact on the communities where we operate,” said Woods Staton, Executive Chairman of Arcos Dorados. “Over the next 20 years, we will work even harder to consolidate our market leadership in all aspects of our business for the benefit of all our stakeholders,” he concluded.

Arcos Dorados will provide additional disclosure regarding the new MFA in line with the requirements of the US Securities and Exchange Commission.

Investor Relations Contact

Dan Schleiniger

VP of Investor Relations

Arcos Dorados

daniel.schleiniger@mcd.com.uy

Media Contact

David Grinberg

VP of Corporate Communications

Arcos Dorados

david.grinberg@mcd.com.uy

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About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,400 restaurants, operated by the Company or by its sub-franchisees, that together employ more than 100 thousand people (as of 09/30/2024). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its market leadership and the renewal of its Master Franchise Agreement with McDonald’s. These statements are subject to the general risks inherent in Arcos Dorados’ business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados’ business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados’ expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados’ business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.